TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2015 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2015 Second-Quarter Results Include:
•	Income of $836.4 million, an increase of 17.2% compared to
the 2014 first  quarter.
•	Free cash flow of $75.2 million and year to date of $158.6 million.
•	Maritime fleet utilization of 93.0 percent
•	Shipyard revenue improvement of 20.1 percent year over year
in first six months

(Mexico City, July 28, 2015) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the second quarter and first half of 2015.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “With over 60 years in the shipping industry, TMM is well positioned as a leader in the oil sector  with extensive experience in national and international markets. We are prepared to take advantage of opportunities presented by Mexican Energy Reform with Pemex and new members in the industry. We anticipate completing our capitalization process in the second half of this year, strengthening our balance sheet and providing the ability to meet the growing demands of our markets.”

SECOND-QUARTER AND FIRST-HALF 2015 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenues in the 2015 second quarter and first six months increased 28.0 percent and 15.7 percent respectively, mainly due to higher revenues in the Maritime segment partially offset by lower revenues in the Port and Terminals segment during the reported periods.

Compared to the same period of last year, consolidated operating income in the 2015 second quarter decreased 2.6 percent to $76.5 million, mainly due to the lower income in Ports and Terminals as well as the effect of the sale of the oldest product tanker in the Maritime segment. In the 2015 first six months, consolidated operating income decreased year over year 12.7 percent to $176.4 million from $202.1 million in same period of 2014, mainly due to the vessel sale in the Maritime segment.

Excluding the sale of vessels in the Maritime segment in the second quarters of 2014 and 2015, consolidated operating income would have been $140.1 million in the 2015 period and $59.5 million in the 2014 period, an improvement of 135.5 percent year over year. First six-month 2015 consolidated operating income would have been $240.0 million compared to $183.1 million in the 2014 period excluding the sale of vessels in both years, an improvement of 31.1 percent.

In the 2015 second quarter, other expenses net were $5.3 million compared to $1.1 million in the 2014 second quarter due mainly to the disposal of assets. In the first six months of 2015, other net income was $10.9 million compared with $22.8 million in the same period last year due mainly to the proceeds from the sale of assets.

Second-quarter 2015 consolidated EBITDA was $257.5 million compared to $228.6 million for the same period last year. In the 2015 six-month period, consolidated EBITDA was $514.7 million compared to $500.1 million for the same period of 2014.

Free cash flow during the second quarter of 2015 was $75.2 million compared to $36.1 million in the same period last year and during the first six months of 2014 was $158.6 million compared to $114.5 million in the same period last year.

Compared to the same period last year, Maritime revenues grew 34.4 percent in the 2015 second quarter due mainly to 45.3 percent higher revenues in the offshore segment attributable to a better mix and higher average rates, 30.9 percent higher revenues in chemical tankers attributable to improved average freight rates, and 28.4 percent higher revenues in product tankers attributable to a better mix and higher average rates. Maritime revenues improved $220.5 million, or 19.0 percent, in the 2015 first six months compared to the same period last year mainly due to an increase in offshore revenues of 27.5 percent due to better mixing rates, an increase in chemical tanker revenues of 15.6 percent due to an improvement in average freight rates, and an increase in shipyard revenues of 20.1 percent due to maximizing installed capacity.

Second-quarter Maritime operating profit improved 18.5 percent from $125.0 million in 2014 to $148.1 million in 2015. First six-month Maritime operating profit increased 3.6 percent from $266.3 million in 2014 to $276.0 in 2015. In both periods, Maritime operating profit was impacted by $63.6 million of costs and amortization related to the sale of the tanker Palenque II, as well as increased operating costs in the tug vessel segment attributable to the extension of the contract for port towing service for 16 years.

Excluding the impact of vessel sales in 2014 and 2015, second-quarter Maritime operating profit would have been $211.8 million in the 2015 period compared to $106.0 million in the 2014 period, an increase of 99.8 percent. In the first six months, Maritime operating profit would have been $339.6 million in the 2015 period compared to $247.2 million in the 2014 period, an increase of 37.4 percent, absent the impact of vessel sales in both periods.

Second-quarter 2015 Maritime EBITDA increased 19.9 percent to $323.2 million compared to $269.5 million in the same period of 2014. During the first six months of 2015, Maritime EBITDA increased 8.9 percent to $602.7 million compared to $553.4 million in the same period of 2014..

Year over year, Ports and Terminals revenues decreased 13.0 percent in the 2015 second quarter to $67.6 million, primarily attributable to lower revenues in the Acapulco operations due to fewer transported cars, reduced operations in the Tuxpan terminal, as well as a decreased Automotive services, partially offset by higher revenues in the Maintenance and Repair segment and the intermodal terminal. In the first six months of 2015, Port and Terminals income decreased 11.5 percent year over year mainly due to lower volume in the Tuxpan terminal and lower services in the Automotive segment.

Second-quarter 2015 Ports and Terminals operating profit decreased $8.5 million to $7.2 million compared to $15.6 million in the same period of 2014 mainly attributable to reduced Acapulco, Tuxpan and Automotive services. During the first six months of 2015 Ports and Terminals operating profit decreased $7.3 million to $18.9 million compared to $26.3 million during the 2014 period, mainly due to reduced Tuxpan and Acapulco services, partially offset by improved results from Agencies, the maritime terminal of Tampico and the Automotive segment.

Ports and Terminals EBITDA for the 2015 second quarter decreased to $11.2 million compared to $19.3 million in the same period of 2014. During the first six months of 2015 Ports and Terminals EBITDA decreased to $26.8 million compared to $33.4 million in the same period of 2014.
DEBT
As of June 30, 2015, TMM’s total net debt was $9,606.4 million. In the second quarter, the Company paid approximately $234.3 million in interest on its Trust Certificates debt. Of TMM’s total debt, $751.9 million, or 6.9 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/14	As of 06/30/15
Mexican Trust Certificates (1)	$9,900.9	$10,008.9
Other Corporate Debt	1,087.3	914.4
Total Debt	$10,988.2	$10,923.3
Cash	743.0	1,316.9
Net Debt	$10,245.2	$9,606.4
*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	June 30,	December 31,
	2015	2014

Current assets:
Cash and cash equivalents	1,316.9	743.0
Accounts receivable
Accounts receivable - Net	834.6	782.0
Other accounts receivable	203.6	947.1
Prepaid expenses and others current assets	167.9	149.0
Non-current assets held for sale	180.8	184.9
Total current assets	2,703.8	2,806.1
Property, machinery and equipment	9,233.0	9,459.4
Cumulative Depreciation	(569.9)	(461.0)
Property, machinery and equipment - Net	8,663.1	8,998.4
Other assets	290.1	309.5
Deferred taxes	810.3	810.3
Total assets	12,467.2	12,924.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	752.0	918.6
Suppliers	353.9	371.6
Other accounts payable and accrued expenses	500.5	631.0
Liabilities directly associated with non-current assets held for sale	92.7	94.2
Total current liabilities	1,699.1	2,015.3
Long-term liabilities:
Bank loans	336.0	344.4
Trust certificates debt	9,835.4	9,725.1
Other long-term liabilities	208.0	201.9

Total long-term liabilities	10,379.4	10,271.4
Total liabilities	12,078.5	12,286.8

Total stockholders´ equity	388.7	637.5

Total liabilities and stockholders´ equity	12,467.2	12,924.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Ports and Terminals	67.6	77.7	134.5	152.0
Maritime	750.3	558.2	1,378.6	1,158.2
Corporate and others	18.5	17.3	37.0	30.0
Revenues from freight and services	836.4	653.2	1,550.1	1,340.2

Ports and Terminals	(56.4)	(58.4)	(107.6)	(118.6)
Maritime	(427.1)	(288.7)	(776.0)	(604.8)
Corporate and others	(18.2)	(17.2)	(36.3)	(30.2)
Cost of freight and services	(501.7)	(364.4)	(919.9)	(753.6)

Ports and Terminals	(4.1)	(3.7)	(7.9)	(7.1)
Maritime	(175.0)	(144.5)	(326.7)	(287.1)
Corporate and others	(1.9)	(1.9)	(3.7)	(3.8)
Depreciation and amortization	(181.0)	(150.0)	(338.3)	(298.0)

Corporate expenses	(72.0)	(59.2)	(126.3)	(109.2)
Ports and Terminals	7.2	15.6	19.0	26.3
Maritime	148.1	125.0	276.0	266.3
Corporate and others	(1.6)	(1.8)	(3.1)	(4.0)
Other (expenses) income - Net	(5.3)	(1.1)	10.9	22.8
Operating Income	76.5	78.5	176.4	202.1
Financial (expenses) income - Net	(205.2)	(213.3)	(398.6)	(429.7)
Exchange gain (loss) - Net	2.1	0.6	5.2	(2.5)
Net financial cost	(203.1)	(212.7)	(393.4)	(432.2)
Loss before taxes	(126.6)	(134.1)	(217.0)	(230.1)
Provision for taxes	(0.8)	(3.8)	(1.3)	(6.0)

Net loss before discontinuing operations	(127.4)	(137.9)	(218.3)	(236.1)
Loss from discontinuing operations	(9.6)	(25.9)	(31.2)	(42.5)
Net loss for the period	(137.0)	(163.9)	(249.4)	(278.6)

Attributable to:
Minority interest	(0.8)	0.8	(0.7)	(0.8)
Equity holders of GTMM, S.A.B.	(136.2)	(164.6)	(248.7)	(277.9)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.3)	(1.6)	(2.4)	(2.7)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.3)	(1.6)	(2.4)	(2.7)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Cash flow from operation activities:
Net loss before discontinuing operations	(127.4)	(137.9)	(218.3)	(236.1)
Charges (credits) to income not affecting resources:
Depreciation & amortization	201.6	169.8	378.1	337.6
Other non-cash items	242.1	172.3	442.5	378.5
Total non-cash items	443.7	342.1	820.7	716.1
Changes in assets & liabilities	(193.1)	(32.1)	(261.1)	(44.6)
Total adjustments	250.6	310.0	559.5	671.6
Net cash provided by operating activities	123.2	172.0	341.3	435.5

Cash flow from investing activities:
Proceeds from sales of assets	51.8	28.5	62.9	84.2
Payments for purchases of assets	(5.1)	(61.8)	(55.2)	(78.6)
Proceeds from sales of subsidiaries	696.6	(5.8)	696.6	(5.8)
Net cash provided by (used in) investment activities	743.3	(39.0)	704.4	(0.2)

Cash flow provided by financing activities:
Short-term borrowings (net)	(141.5)	(7.1)	(201.9)	1.4
Repayment of long-term debt	(43.7)	(54.1)	(311.3)	(482.8)
Proceeds from issuance of long-term debt			30.0
Net cash used in financing activities	(185.2)	(61.2)	(483.2)	(481.5)
Exchange losses on cash	7.7	(0.8)	11.3	(0.9)
Net increase (decrease) in cash	689.1	71.0	573.8	(47.1)
Cash at beginning of period	627.8	776.9	743.0	895.0
Cash at end of period	1,316.9	847.9	1,316.9	847.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.